SembCorp Industries

Rule 12g3-2(b) File No. 825109

16 November 2004

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

SembCorp Industries Ltd
Rule 12g3-2(b) file No. 825109

The enclosed is the announcement submitted to the Singapore Exchange Securities Trading Limited being furnished to the Securities and Exchange Commission (the "SEC") on behalf of SembCorp Industries Ltd (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

Linda Hoon Siew Kin
Group Company Secretary

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Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	SEMBCORP INDUSTRIES LTD
Company Registration No.	199802418D
Announcement submitted on behalf of	SEMBCORP INDUSTRIES LTD
Announcement is submitted with respect to *	SEMBCORP INDUSTRIES LTD
Announcement is submitted by *	Linda Hoon Siew Kin
Designation *	Group Company Secretary
Date & Time of Broadcast	16-Nov-2004 17:08:49
Announcement No.	00029

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	SEMBCORP FINANCIAL SERVICES SETS UP A S$1.5 BILLION MULTICURRENCY MULTI-ISSUER DEBT ISSUANCE PROGRAMME

Description

This will replace the existing S$2 billion programme under SembCorp Industries Ltd, which will be terminated, once existing issuances have matured.

SembCorp Industries Ltd (the "Company") announced today that its wholly owned treasury vehicle, SembCorp Financial Services Pte Ltd (the "Issuer"), has established a S$1.5 billion Multicurrency Multi-Issuer Debt Issuance Programme (the "Programme"). Pursuant to this, the Company, together with other subsidiaries of the Company (together with the Issuer, the "Issuing Subsidiaries"), may from time to time issue debt under the Programme. The obligations of the Issuing Subsidiaries under the Notes will be fully guaranteed by the Company. The Company has appointed The Hongkong and Shanghai Banking Corporation Limited as arranger and dealer, and Citicorp Investment Bank (Singapore) Limited, DBS Bank Ltd., Oversea-Chinese Banking Corporation Limited, Standard Chartered Bank and United Overseas Bank Ltd as dealers for the Programme.

The Programme aims to achieve a more tax efficient capital market funding for the SembCorp Industries Group. The Programme will replace the existing S$2.0 billion Multicurrency Debt Issuance Programme established by the Company ("the Existing Programme") in October 2000. No further debt issuances will be made under the Existing Programme, and the outstanding debt issuances of S$250 million and S$150 million will be allowed to mature on their respective maturity dates of 31 October 2005 and 7 June 2008. Upon maturity of all the outstanding debt issued, the Existing Programme will be terminated.

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For media and analysts' enquiries, please contact:

Lim Siew Khee
Group Corporate Relations
Tel: +65 6723 3076
Fax: +65 6822 3240
Email: lim.siewkhee@sembcorp.com.sg
Website: www.sembcorp.com.sg

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